Exhibit 99.2

SOLAI limited

(incorporated in the Cayman Islands with limited liability)

NOTICE OF EXTRAORDINARY GENERAL MEETING

to be held on December 29, 2025

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting (“EGM”) of SOLAI Limited (the “Company”) will be held at 428 South Seiberling Street, Akron, Ohio, US on December 29, 2025 at 10:00 a.m., New York time for the following purposes:

•	To consider and, if thought fit, pass the following resolution:

1.	as an ordinary resolution that the authorised share capital of the Company be increased to US$1,940,000 divided into 38,399,870,000 Class A Ordinary Shares of a nominal or par value of US$0.00005 each, 65,000 Class A Preference Shares of a nominal or par value of US$0.00005 each, 65,000 Class A II Preference Shares of a nominal or par value of US$0.00005 each, and 400,000,000 Class B Ordinary Shares of a nominal or par value of US$0.00005 each, by the creation of 30,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00005 each.

(Terms used but not defined in this Notice shall have the same meaning as those defined in the Proxy Statement attached)

•	To consider and transact such other business as may properly come before the EGM or any adjournment or adjournments thereof.

The Board of Directors of the Company has fixed the close of business on November 24, 2025, New York time as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, and to attend and vote at, the EGM or any adjourned meeting thereof. Holders of record of the Company’s ordinary shares and Class A preference shares at the close of business on the Record Date are entitled to attend and vote at the EGM and any adjourned meeting thereof. Holders of the Company’s American Depositary Shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act through Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program.

Please refer to the Proxy Form, which is attached to and made a part of this notice. The Proxy Statement is also available for viewing on the Investor Relations section of our website at https://ir.solai.com/.

Holders of record of the Company’s ordinary shares and preference shares as of the Record Date are cordially invited to attend the EGM in person. Your vote is important. If you cannot attend the EGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the EGM to ensure your representation at such meeting.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at https://ir.solai.com and on the SEC’s website at www.sec.gov, or by contacting SOLAI Limited at 428 South Seiberling Street, Akron, Ohio, US, attention: Youwei Yang, telephone: +1 (785) 317-7156, email: ir@solai.com.

By Order of the Board of Directors,

/s/ Bob Yu
Bob Yu
Chairman

Akron, Ohio, US

November 13, 2025